Exhibit 4.10

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS BOTH NOT MATERIAL AND WOULD LIKELY CAUSE COMPETITIVE HARM TO THE REGISTRANT IF PUBLICLY DISCLOSED. [***] INDICATES THAT INFORMATION HAS BEEN REDACTED.

SALE PURCHASE AGREEMENT

IN RELATION TO 100% OF THE SHARES OF

LUCAS EST S.R.L.

AND

ECOSFER ENERGY S.R.L.

(the “Targets”)

BETWEEN

RENESOLA NEW ENERGY S.A.R.L.

(the “Seller”)

Solis Bond Company Designated Activity Company

(the “Buyer”)

and

Alternus Energy Group Plc

(the “Guarantor”)

TABLE OF CONTENT

1 DEFINITIONS AND INTERPRETATION	5

2 OBJECT OF THE AGREEMENT	5

3 PURCHASE PRICE	5

4 LEAKAGE

5 PURCHASE PRICE ADJUSTMENT

6 CONDITIONS PRECEDENT TO CLOSING	6

7 PRE-CLOSING COVENANTS	9

8 CLOSING. CLOSING PROCEDURES AND FORMALITIES	10

9 COVENANTS OF THE PARTIES	12

10 INDEMNIFICATION. REPRESENTATIONS AND WARRANTIES OF THE PARTIES	13

11 SPECIFIC INDEMNITY	15

12 INDEMNIFICATIONS AND REMEDIES. LIMITATION OF LIABILITY	16

13 TERMINATION OF THE AGREEMENT	23

14 GENERAL	23

15 CONFIDENTIAL INFORMATION	25

16 NOTICES. PROCEDURAL ASPECTS	27

17 LEGAL ADVICE	27

18 NEGOTIATIONS AND ACCEPTANCE	27

Schedule 1.1 – Definitions	28

Schedule 1.2 – Interpretation Rules	28

Schedule 2 – Conduct between Signing and Closing	28

Schedule 3 - Seller’S Representations and Warranties	28

Schedule 4 – Buyers’ Representations and Warranties	28

Schedule 5 - Closing Acknowledgement	28

Schedule 6 – Short Form Transfer Agreement	28

Schedule 7– Disclosure Letter	28

SCHEDULE 8.1 – PERMITTED LEAKAGES	28

SCHEDULE 8.2 –LEAKAGE	28

SCHEDULE 9 – DATA ROOM INDEX	28

SCHEDULE 10 – SHARES AND ASSETS ENCUMBRANCES	28

THIS AGREEMENT RELATING TO THE SHARES SALE AND PURCHASE (THE “AGREEMENT”) WAS ENTERED INTO BETWEEN:

(1)	Renesola New Energy S.a.r.l., a company incorporated under the laws of Luxembourg with registered number B 168049 whose registered office is at Luxembourg, 16a Avenue de la Liberte, Grand Duchy of Luxembourg (the “Seller”),

(2)	Solis Bond Company Designated Activity Company, a company incorporated under the laws of Ireland with registered number 679734 whose registered office is at Suite 11, Plaza 212, Blanchardstown Corporate Park 2, Blanchardstown, Dublin 15 (the “Buyer”),

and

(3)	Alternus Energy Group Plc, a company incorporated under the laws of Ireland with registered number 642708 whose registered office is at Suite 11, Plaza 212, Blanchardstown Corporate Park 2, Blanchardstown, Dublin 15 (the “Guarantor”)

(each of the Seller, the Buyer and, to the extent the context in this Agreement allows it, the Guarantor are individually referred to as the “Party” and collectively referred to as the “Parties”)

WHEREAS:

(A)	LUCAS EST S.R.L. is a limited liability company incorporated and existing under the laws of Romania, having its registered office at Romania, Bucharest, 6-10 Stolnicului Street, Room 3, 4th floor, app. 13, District 1, registered with the Trade Registry under no. J40/21060/2008, having sole registration number 24882230 (“Target 1”);

(B)	ECOSFER ENERGY S.R.L. is a limited liability company incorporated and existing under the laws of Romania, Bucharest, 6-10 Stolnicului Street, Room 3, 4th floor, app. 13, District 1, registered with the Trade Registry under no. J40/14833/2012, having sole registration number 29351360 (“Target 2”);

(each of Target 1 and Target 2 are individually referred to as the “Target” and collectively referred to as the “Targets”);

(C)	The Seller holds 100% of the share capital of Target 1, respectively the Seller holds 45,001 shares issued by Target 1, having a nominal value of RON 10 each, and an aggregate nominal value of RON 450,010 (further referred to as “Target 1 Shares”);

(D)	The Seller holds 100% of the share capital of Target 2, respectively the Seller holds 45,001 shares in Target 2, having a nominal value of RON 10 each, and an aggregate nominal value of RON 450,010(further referred to as “Target 2 Shares”);

(Target 1 Shares and Target 2 Shares will be collectively referred to as the “Shares”);

(E)	The Seller intends to transfer the Shares and the Buyer intends to acquire the Shares at the date of Closing hereunder, subject to the terms and conditions of this Agreement and with the observance of the provisions of Law no. 31/1990 on companies, as republished and further amended (the “Companies’ Law”), and the Targets’ articles of association.

NOW, THEREFORE, in consideration of the mutual covenants and undertakings contained herein, and subject to and on the terms and conditions herein set forth, and with the intent to be bound, the Parties hereto agree as follows:

1	DEFINITIONS AND INTERPRETATION

1.1	Defined Terms

As used in this Agreement (including the preamble and the schedules, annexes, appendices), unless otherwise expressly stated or required, capitalized terms shall have the meanings ascribed to them in Schedule no. 1.1 attached hereto.

1.2	Interpretation

For the purposes of this Agreement, except as otherwise expressly provided and unless the context otherwise requires, the principles of interpretation set forth in Schedule no. 1.2 attached hereto shall apply.

2	OBJECT OF THE AGREEMENT

2.1	The Seller hereby agrees to sell all, and not less than all, the Shares (and all the rights attaching to the Shares, including the right to receive dividends whether declared and not paid until the Closing Date or that will be declared and paid after the Closing Date) held by them, free of Encumbrances, except the Shares and Assets Encumbrances, and the Buyer hereby agrees to acquire all, and not less than all, the Shares (and all the rights attaching to the Shares, including rights to dividends whether declared and not paid until the Closing Date or that will be declared and paid after the Closing Date) in exchange of the Final Purchase Price, on the terms and conditions herein, with effect from the Closing Date.

2.2	The full ownership rights over the Shares free of any Encumbrance, except the Shares and Assets Encumbrances, and together with all the rights attached thereto shall be transferred from the Seller to the Buyer, at the Closing Date, on the terms and subject to the conditions contained herein.

2.3	Save for the approval of the transfer of shares by resolution of the sole shareholder according to clause 6.1.1, the Seller (i) waives any restrictions on transfer over the Shares as such may be provided under any documents including without being limited to the articles of association of the Targets; and (ii) waives any claims related to the title over any of the Shares that may result in relation to past operations related to the Shares and share capital of the Targets.

3	PURCHASE PRICE

3.1	The initial purchase price for the transfer of the Shares under this Agreement is equal to RON [***] determined for each Target as (a) Base Purchase Price plus (b) Trade Working Capital at the Reference Date, plus (c) Tax Credit at the Reference Date including the VAT Tax Claim applicable at the respective date, plus (c) the Cash into Bank Accounts at the Reference Date, minus (d) Tax Payable at the Reference Date, minus (e) the EPC Payoff Debt, (“Initial Purchase Price”), divided as follows:

[***]

6	CONDITIONS PRECEDENT TO CLOSING

6.1	The sale and purchase of the Shares hereunder is conditioned on the following conditions precedent (the “Conditions Precedent”) being satisfied or waived in accordance with this Agreement by the Longstop Date:

6.1.1	the Seller having approved in the general meetings of shareholders of the Target the sale of the Shares towards the Buyer, with effect as of the Closing Date;

6.1.2	the Targets having notified the Environmental Protection Agency under art. 10 and 15 para. (2) of GEO 195/2005, in relation to the envisaged transfer of Shares and the Environmental Protection Agency having established, if the case, environmental obligations which must be undertaken and/or shared in the context of the transfer of Shares;

6.1.3	the Targets having notified Uniqa Asigurari SA on the Transaction;

6.1.4	the Sellers providing the official letter from the Ministry of Culture confirming lack of historical monuments/archeological sites affecting the land where Target 2’s project is developed or any parts thereof and the official letters from ANIF and CNAIR confirming lack of litigations and restitution claims in respect of Target 1 and Target 2;

6.1.5	The Seller having obtained up to date land book excerpts confirming that the Property is duly registered in favour of the Targets and is free of Encumbrances, except for the Shares and Assets Encumbrances;

6.1.6	no Material Adverse Change having occurred, either individually or in the aggregate, between the Signing Date and the Closing Date or if such has occurred, has not been remedied accordingly;

6.1.7	the Seller having obtained approval for the transfer of the Shares from the lender, Green Power Eighth CO., LTD under the loan agreements entered into by Lucas Est Korea and Ecosfer Korea secured by the Targets, amounting to KRW6,876,754,778 and KRW 11,773,076,581 at 31.10.2020, to the Buyer;

6.1.8	the Sellers having complied and having procured that the Targets complied with their obligations set out in Schedule 2 and Clause 7 or, in case of non-performance by the Seller and/or the Targets, such non-performance it is not reasonably expected to trigger Losses to the Targets in excess of EUR 1,000,000;

6.1.9	no material breach of the Sellers Representations and Warranties in this Agreement (that is, a breach that, individually or in aggregate) triggering Losses of the Targets exceeding EUR 250,000 having occurred, or, if such occurs, any such breach not having been remedied to the reasonable satisfaction of the Buyer; for the avoidance of doubt, any response issued or obligations imposed by the Environmental Protection Authority pursuant to the notice mentioned under clause 6.1.2, shall not be deemed to represent also a material breach of the Seller’s Warranties;

6.1.10	the Escrow Agreement and Fiduciary Agreement are executed by all relevant parties;

6.1.11	the Buyer has accepted the Disclosure Letter Update (if any); a Disclosure Letter Update that results in a Loss of less than 250,000 EUR and that is specifically due to a breach of the Seller’s representations and warranties will be considered accepted by the Buyer in consideration of this clause and no other acceptance/ confirmation from the Buyer will be required, while any Disclosure Letter Update that is outside of these criteria will require the Buyer’s express acceptance; and

6.1.12	approval from the Romanian Competition Council, if applicable, in substance and form reasonably satisfactory to the Seller.

6.2	Benefit and Satisfaction of Conditions Precedent

6.2.1	The Conditions Precedent are set for the benefit of the Buyer. Except for the condition under clause 6.1.12, each such Condition Precedent may only be waived by the Buyer. Waiver by the Buyer to one or several of the Conditions Precedent according to Clause 6.1 above in order to be able to complete Closing, shall be without prejudice to any of the Buyer’s rights under this Agreement or to any rights to indemnification or compensation under this Agreement.

6.2.2	Each relevant competent Party shall use all reasonable endeavors and take all reasonable necessary actions to ensure the satisfaction of the Conditions Precedent set out in Clause 6.1, in order to perform and complete the transaction contemplated in this Agreement.

6.2.3	Except as otherwise set forth herein and subject to the terms and conditions set forth herein and to applicable legal requirements, each of the Parties shall cooperate and use their respective commercially reasonable efforts to take, or cause to be taken, all appropriate action, and do, or cause to be done, and assist and cooperate with the other Parties in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transaction, including the satisfaction of the respective conditions set forth in Clause 6.1, but in any case prior to the Longstop Date.

6.2.4	Each relevant competent Party shall (i) promptly, and in any event within 2 Business Days from the relevant occurrence, notify to the other Party the satisfaction of any Condition to Closing and provide reasonable satisfactory evidence thereof; and (ii) use its best reasonable efforts to make sure that each Condition to Closing is satisfied as soon as possible and, in any case, by the Long Stop Date.

6.2.5	Closing shall take place until the Long Stop Date, on the date and place as mutually agreed between the Parties, provided that all Conditions Precedent have been fulfilled, satisfied or otherwise waived by Buyer. The Closing shall take place at the latest on the 20th Business Day as of the date all Conditions Precedent having been fulfilled, satisfied or otherwise waived, through a video-conference call to be initiated by any Party and/or at a place to be designated and agreed by the parties, if permitted due to the Covid – 19 pandemic, at 11:00 am Central European Time.

6.2.6	For the avoidance of doubt the costs related to the implementation of the Conditions Precedent shall be borne (i) by each of the Targets, in respect of the Conditions Precedent which imply actions to be taken by said Target, (ii) by the Seller and/or the Buyer, as the case, for all other Conditions Precedent.

6.2.7	The Seller, at its sole and absolute discretion, may extend the initial Long Stop Date by up to 30 days if any of the Conditions Precedent are not fulfilled by the initial Long Stop Date by serving a written notice to the Buyer within (5) five Business Days before the initial Long Stop Date (in such a case, the extended term being deemed the Long Stop Date).

6.2.8	If the Conditions Precedent have not been satisfied (or waived) by the Longstop Date, as prolonged (if the case), each Party shall have the right to notify the termination of the Agreement, except for the Surviving Provisions, to the other Party, with immediate effect by simple written notice, without the fulfilment of any further formality and without the need to follow any judicial procedure, and provided that if the Conditions Precedent have not been met due to the fault of one Party, then such Party shall not have a termination right, without prejudice to the automatic termination in accordance with clause 6.2.9 below, and in the event of termination due to the exclusive fault of the Buyer, the Buyer can be held liable in accordance with the law.

The Parties hereby agree that, despite the Seller’s best reasonable effort a Condition Precedent is not fulfilled due to the fact that a third party fails to provide any required document / approval in due time or otherwise determines for a Condition Precedent to not be fulfilled, the termination of the Agreement prior to Closing shall not be deemed attributable to the Seller.

For the purposes of this Agreement, the following shall be considered Surviving Provisions: except for this Clause6.2.8, Clause 6.2.9, Clause 13, Clause 14, Clause 15, Clause 16, Clause 17, Clause 18 together with the provisions of Clause 1 and Schedule 1; all the other Clauses of this Agreement shall lapse and cease to have effect; provided that the lapsing of those provisions shall not affect any rights or liabilities of any Party in respect of any previous breach of this Agreement.

6.2.9	Failure by the Party entitled to serve the notice mentioned in Clause 6.2.8 within fifteen (15) Business Days after the Longstop Date, as prolonged (if the case), will trigger the automatic extension of the Longstop Date by 60 (sixty) days. Upon expiry of such additional 60 (sixty) days, if the Conditions Precedent have not been satisfied (or waived), the Agreement shall automatically terminate without the fulfilment of any formality. The provisions of Clause 6.2.8 shall apply accordingly, to the extent relevant and applicable; for the avoidance of any doubt, the impossibility of the Party at fault to terminate the Agreement in accordance with Clause 6.2.8 not having any effects as to the automatic termination under this clause. The Parties herein agree that the Agreement shall be considered lawfully terminated without the intervention of the court of law and without the fulfilment of any formality as of the Longstop Date in accordance with this clause, if the Conditions Precedent have not been satisfied (or waived) until such date.

7	PRE-CLOSING COVENANTS

7.1	Period between Signing and Closing

For the period between Signing and Closing, the Seller undertakes to comply and procure, to the extent legally possible and unless otherwise provided hereunder, that the Targets comply with the obligations set out in Schedule 2.

7.2	Access to Information Prior to the Closing

During the period from the date hereof through the Closing Date, the Targets shall, and the Seller shall cause the Targets to, give Buyer and their authorized representatives reasonable access during regular business hours to all offices, facilities, books and records of the Targets as Buyer may reasonably request; provided, that (a) Buyer and their representatives shall take such action as is deemed necessary in the reasonable judgment of the Seller and the Targets to schedule such access and visits through a designated officer from each Target and in such a way as to avoid disrupting in any material respect the normal business of the Targets, (b) the Targets shall not be required to take any action which would constitute a waiver of the attorney-client or other privilege, (c) the Targets do not need to supply Buyer with any information which, in the reasonable judgment of the Seller or the Targets, either Target or the Seller is under a contractual or legal obligation not to supply or otherwise contravenes any applicable laws, and (d) the Targets do not need to supply Buyer with any information which, in the reasonable judgment of the Seller or the Targets causes or could cause competitive harm to the business of any of the Targets if the transactions contemplated hereby are not consummated. Interim Financial Information.

Between the date hereof and the Closing, the Targets shall, and the Seller shall cause the Targets to, prepare and deliver to Buyer as soon as practicable after the end of each month, unaudited consolidated financial information of the Targets prepared in accordance with Romanian GAAP for such month.

7.3	No-shop

Between the date hereof and the Signing Date, none of the Targets or the Seller shall intentionally solicit or facilitate (including by way of providing information regarding the Targets or their businesses to any Person or providing access to any Person) any inquiries, discussions or proposals regarding, continue or enter into discussions or negotiations with respect to, or enter into or consummate any agreement or understanding in connection with any proposal regarding, any purchase or other acquisition of all or a material portion of the assets or properties of the Targets (other than the transactions in the ordinary course of business consistent with past practices), or any shares (whether newly issued or currently outstanding) of either Target, any merger, joint venture, association or recapitalization involving the Targets, the liquidation, dissolution or reorganization of the Targets, or any similar transaction, and the Seller and the Targets shall inform the Targets’ and their directors, employees, agents, representatives and Affiliates to refrain from any of the foregoing. The Sellers shall promptly notify the Buyer if any such bona fide, written inquiries or proposals are received by the Targets, the Seller or, to the Seller’s Knowledge, any of their respective representatives, including the nature and terms of any of the foregoing and the identity of the parties involved.

8	CLOSING. CLOSING PROCEDURES AND FORMALITIES

8.1	Closing procedures

8.1.1	Closing shall take place through the Notary Agent and Bond Trustee, as applicable, at any place and date as may be mutually agreed between the Parties hereto and, in absence of the Parties’ agreement, on the 20th Business Day as of the date all Conditions Precedent having been fulfilled, satisfied or otherwise waived or by remote means, in accordance with clause 6.2.5. The date on which such Closing actually occurs shall be referred to in this Agreement as the “Closing Date”. On Closing, the Parties shall take, or cause to be taken, all actions needed to ensure that the following actions are carried out in the order mentioned below:

(a)	the Parties shall exchange evidence of the due fulfillment of the Conditions Precedent to the extent the fulfillment was not already communicated in accordance with Clause 6.2.4 above;

(b)	the Seller shall deliver a written confirmation to the Buyer that the Seller’s Representations and Warranties are true, correct, and not misleading in all material respects (and without impact on the provisions of Clause 10.1) on and as of the Signing Date and, subject to the Disclosure Letter Update (if any), the Closing Date and respectively that the Conditions Precedent under Sub-clause 6.1.6, 6.1.8, 6.1.9 are fulfilled at the Closing Date;

(c)	the Seller shall deliver to the Buyer a waiver to any and all past, present or future claims signed by Lucas Est Korea and Ecosfer Korea that these companies might have against the Targets in connection with the performance of the EPC Agreements up and until Closing;

(d)	Green Power Eighth CO., LTD shall deliver the Security Release/ Deregistration Letter(s)/ POA(s) to the Notary Agent;

(e)	the current directors of the Targets shall sign and submit to the Buyer the resignation and proof of termination, starting with the Closing Date, of their mandate, including a waiver to any and all past, present or future claims that these persons might have against the Targets in connection with the performance of the respective mandate;

(f)	the Seller and the Buyer shall sign a statement, in accordance with Article 10(2) of GEO 195/2005, reflecting the manner the environmental obligations imposed by the authorities pursuant to the notification under Article 10 (1) of GEO 195/2005 shall be undertaken and/or shared in the context of the transfer of Shares; to the extent the authority shall not revert on the matter, the statement shall mention that the entity liable for each of the Targets’ environmental liabilities remains each such Target and shall reflect the parties understanding under the SPA for past actions;

(g)	the Seller shall deliver to the Buyer tax certificates relating to the Targets, not more than 30 days old, evidencing the lack of Tax arrears;

(h)	the Buyer shall deliver to the Seller (i) copies of an official extract issued by the Trade Registry indicating the name, address, shareholders, directors and registration number of the Buyer, (legalized and apostilled), (ii) copies of the resolutions passed by the relevant corporate body of the Buyer, approving the execution of the Transaction and empowering its authorized signatories to execute all agreements and other ancillary documents necessary and required to effect the consummation of the Transaction;

(i)	the Seller shall deliver to the Buyer (i) original of an official extract issued by the Trade Registry indicating the name, address, shareholders, directors and registration number of the Seller in apostilled form, (ii) copies of the resolutions passed by the board of directors of the Seller, approving the execution of the Transaction and empowering its authorized signatories to execute all agreements and other ancillary documents necessary and required to effect the consummation of the Transaction;

(j)	the Seller (in its capacity as shareholder of the Targets) together with the Buyer as future shareholder/ inviteee, shall pass a shareholders’ resolution at the level of each Target, pursuant to which it shall: (i) approve the change in the shareholding structure following the consummation of the Transaction; (ii) revoke all bank signatory powers, as well as all and any powers of attorney issued by the Targets which remain valid at the Closing Date, except as otherwise agreed between the Parties; (iii) accept the resignation and approve the discharge of liability of the Targets’ directors except for gross negligence, willful misconduct or fraudulent acts; (iv) approve the power of attorney for the Tax Claim Appointee as per clause 5.3 above, and (v) authorize registration of the amendments to be made at the Trade Registry upon the consummation of the Transaction by way of power-of-attorney;

(k)	the Parties shall execute short forms share transfer agreements for the sale and transfer of the Shares in the form of Schedule 6 (the “Short Form Transfer Agreements”) solely for the purpose of the registration of the transfer of the Shares from the Seller to the Buyer with the Trade Registry and the Seller shall provide the Buyer the documents which are under its control, if any, and which are required for the registration of the transfer of the Shares from the Seller to the Buyer with the Trade Registry;

(l)	the Bond Trustee shall make the relevant payments according to the provisions of Clauses 3.3 and 3.7.1 above, ,upon receipt of the confirmation letter provided by the Notary Agent pursuant to the Fiduciary Agreement, confirming the delivery by Green Power Eighth CO., LTD of the documents under point (d) above, and provide the Seller the irrevocable SWIFT confirmations;

(hereinafter referred to as: “Closing Actions”).

All of the actions set forth in Clause 8.1.1 shall constitute the closing hereof (the “Closing”) and will be deemed to have occurred simultaneously on the Closing Date at the hour to be mentioned in the Closing Acknowledgement; non-occurrence of any of the actions set forth in Clause 8.1.1 will render null and void and leave without effect any other action with the effect that Closing shall not occur unless such action has been waived by the Party for whose benefit it has been provided. The Parties shall sign a closing acknowledgement (“Closing Acknowledgement”) substantially in the form attached as Schedule 5 confirming the occurrence of Closing.

Waiver by the Buyer to one or several of the events or actions to be taken by the Seller according to Clause 8.1.1 above in order to be able to complete Closing, shall be without prejudice to any of the Buyer’s rights under this Agreement or to any rights to indemnification or compensation. If the fulfillment of Closing Actions obligations last more than one day, then for the purpose of this Agreement all actions taken will be regarded simultaneous and will be deemed to have taken place on the same day, and Closing shall be deemed to have taken place on the date when all such actions have been taken (unless the Parties agree otherwise in writing).

The Seller shall ensure that all documents, registries, stamps, keys pertaining to the Targets and that are in their possession shall be left with the Targets at the latest on Closing Date.

9	COVENANTS OF THE PARTIES

9.1	Post Closing Cooperation

9.1.1	After the Closing Date the Parties undertake to fully cooperate as regards any post Closing formalities/actions necessary/required to be performed by any of the Parties. Further the Buyer agrees to provide to the Seller, at the reasonable request of the Seller (as the case may be), any documents (tax, financial or otherwise) necessary to the Seller for tax purposes and the Seller agrees to ensure that, after Closing, the Targets are in the possession of originals of: (i) the technical book of the construction; (ii) all land related agreements; (iii) all other operational agreements.

9.1.2	The Buyer shall notify the National Authority for Energy Regulation within 30 days as of the Closing Date in relation to the transfer of Shares in accordance with this Agreement.

9.1.3	Without prejudice to the obligations under Clause 5.3 above, the Parties shall ensure that the Tax Claim Appointee shall use all reasonable endeavors and take all reasonable necessary actions to ensure that the VAT Tax Claim are recovered by the Targets from the Tax Authorities, in order for the Recovery Amount to be paid by the Buyer in accordance with this Agreement. Also, the Buyer undertakes that the Targets shall file the Additional VAT Tax Claim with the Romanian Tax Authority no later than 10 (ten) Business Days after the date of Closing and undertakes to observe all the obligations provided under clause 5.3 above.

10	INDEMNIFICATION. REPRESENTATIONS AND WARRANTIES OF THE PARTIES.

10.1	Seller’s Representations and Warranties

10.1.1	Subject to the limitations set out in this Agreement, the Seller hereby represents and warrants to the Buyer that, except as for the Disclosed Information the statements contained in Schedule 3 (Seller’s Representations and Warranties) are true, accurate and not misleading in all material respects on the Signing Date and subject to the Disclosure Letter Update (if any) shall be true, accurate and not misleading in all material respects on Closing Date as if repeated at the Closing Date (unless provided otherwise in the statements below, including except as where any statement is expressed to be made only at a particular date, than it shall be considered to be given only at that date).

10.1.2	Any of the Seller’s Representation and Warranty in this Agreement qualified by belief, knowledge, information or awareness of the Seller shall be deemed to include any act, omission, event or circumstance that the Seller or the current directors of the Targets as of the date of this Agreement and as of the Closing Date are aware of in their capacity as shareholders or current directors, respectively, of the Targets or that a reasonable shareholder could reasonably have been expected to have discovered after due reasonable enquiry of the statements / reports of the directors and managers of the Targets provided to the Seller (the “Seller’s Knowledge”).

10.1.3	The Seller makes no other representation and gives no other warranty to the Buyer except as set out in in Schedule 3 (Seller’s Representations and Warranties).

10.2	Buyer’s Representations and Warranties

10.2.1	The Buyer hereby represents and warrants to the Seller that the statements contained in Schedule 4 (Representations and Warranties of the Buyer) are true, accurate, complete and not misleading in all respects on the Signing Date and will be true, accurate, complete and not misleading in all respects as of Closing Date.

10.3	Buyer’s Obligation to Indemnify

10.3.1	The Buyer hereby undertakes to indemnify the Seller for all Losses incurred as a result of: (i) any of the Buyer’s representations and warranties being found untrue or misleading; and (ii) any failure to fulfill in whole or in part the obligations assumed by the Buyer under Clause 5.3.

10.3.2	Limitations: Except for the obligations assumed by the Buyer under Clause 5.3, for which the limitations herein are not applicable, the limitations to indemnification set forth in Clause 12 shall apply to the Buyer as it relates to this Clause 10.3.1, in that the term ‘Seller’ shall be replaced by ‘Buyer’ and ‘Buyer’ shall be replaced by ‘Seller’, throughout Clause 12 in order to apply the identical limitations to this Clause 10.3.1.

10.4	Guarantee

10.4.1	Subject to Clause 10.4.2, the Guarantor hereby guarantees the due and prompt performance to the Seller of the Buyer’s obligation under Clause 5.4 of this Agreement, whichever recovery method is requested by the Seller, respectively to pay 90% of the VAT Tax Claim or the penalty amounting to the Recovery Amount to the Beneficiary (the obligations of the Buyer referred to in this Clause 10.4.1 being the “Guaranteed Obligations”).

10.4.2	If there is a default by the Buyer in the performance of the Guaranteed Obligations in accordance with this Agreement, the Seller shall submit a written demand to the Buyer in respect of any such Guaranteed Obligation and any part of such Guaranteed Obligation remains unperformed and/or unpaid for a period of fifteen (15) Business Days, then, upon further written demand from the Seller to the Guarantor, the Guarantor shall perform such Guaranteed Obligation, unconditionally and solely based on the Seller’s demand, within five (5) Business Days as of such demand, with no other formality or court intervention being necessary.

10.4.3	All payments to be made hereunder shall be made by the Guarantor in the currencies, funds and manner and at the places in and at which the corresponding sums were agreed to be paid or discharged pursuant to this Agreement.

10.4.4	All payments by the Guarantor hereunder shall be made without set-off or counterclaim and free and clear of and without deduction for or on account of any present or future taxes or other deductions whatsoever but so that if the Guarantor is compelled by law to make any such deduction the Guarantor will pay such additional amounts as are necessary to ensure that the Seller receives the full amount which it would have received if there had been no such deduction and any such additional amounts shall be disregarded in computing any limitation on the amount recoverable from the Guarantor hereunder and shall be payable notwithstanding any such limitation.

10.4.5	The Guarantor hereby warrants to the Seller on the date of this Agreement that:

(a)	the obligations set out in this Agreement constitute legal obligations that are valid and binding on the Guarantor in accordance with their respective terms;

(b)	it has full power, legal capacity and authority to enter into and to perform the obligations set out in this Agreement;

(c)	neither entering into this Agreement nor performing the obligations referred to in it has or will result in the breach of any obligation of the Guarantor under its constitution or any contract or agreement to which the Guarantor is a party; and

(d)	there is no pending or, to its knowledge (after due and careful enquiry), threatened insolvency or bankruptcy proceedings affecting it or its assets.

11	SPECIFIC INDEMNITY

11.1	Irrespective of Disclosed Information in case of the Specific Indemnities below, subject to other limitations set out in this Agreement, the Seller hereby agrees to indemnify the Buyer, from and against any and all Losses arising out of or relating to the following, each a “Specific Indemnity” and together the “Specific Indemnities”:

11.1.1	Any Tax Liability

“Tax Liability” means:

(i)	liability to make an actual payment or increased payment of, or in respect of, or on account of, Tax (including making a payment in settlement of a Tax Liability and whether or not presently payable and whether satisfied or unsatisfied at Closing), in which case the amount of the Tax Liability shall be the amount of the actual payment or increased payment; including without limitation an amount payable which arises in respect of or in consequence of: (i) any income, profits or gains earned, accrued or received (or deemed to be earned, accrued or received) on or before Closing; or

(ii)	any liability resulting from the VAT; or

(iii)	the loss of or failure to obtain, for any reason, any right to a repayment of Tax, in which case, the amount of the Tax Liability will be the amount of the repayment; or

(iv)	the use or setting off of any relief arising to the Company after Closing or to any member of the Buyer’s tax groups in circumstances where, but for such set off or use, any of the Targets would have had a liability to make a payment of or in respect of Tax for which the Buyer would have been able to make a claim against the Seller under this Tax Liability, in which case, the amount of the Tax Liability will be the amount of Tax for which the Seller would have been liable but for the setting off or use.

11.1.2	the loss of the title over any of the Shares as a result of a (third party) claim related to the transfers over any of the Targets’ shares or any other share capital related operation that occurred prior to Closing.

11.2	The Parties acknowledge that to the extent the Buyer or the Targets shall recover Losses based on a claim under this Section 11 (Specific Indemnity), the Buyer or the Target shall not be entitled to recover the same Loss based on other breach of the Agreement as stated in Clause 12.9. This Section 11 is entered into for the benefit of both the Buyer and the Targets, and shall be directly enforceable against the Seller, provided that the amount of the Losses shall be recoverable only once.

12	INDEMNIFICATIONS AND REMEDIES. LIMITATION OF LIABILITY

12.1	Seller’s Obligation to Indemnify

12.1.1	The Seller hereby undertakes to indemnify the Buyer for all Losses incurred as a result of: (i) any of the Seller’s Representations and Warranties being found untrue or misleading; (ii) any of the Specific Indemnity situations under Clause 11 having occurred and (iii) any failure to fulfill in whole or in part the obligations and/or covenants assumed by the Sellers hereunder, including without limitation the pre-closing covenants in Section 7, where the breach occurred until and including the Closing Date.

12.2	Breaches and Claims. General Limitations

12.2.1	Subject to the qualifications under this Clause 12, any breach giving rise to a right to indemnification under this Agreement gives the right to the Party entitled to indemnification for Losses hereunder (the “Claimant Party”) to present a Claim to the other Party (the “Defaulting Party”) according to the terms and conditions herein.

12.2.2	If the Buyer become aware of a matter or circumstance which is likely to give rise to a Warranty Claim or to a Specific Indemnity Claim, the Seller shall not be liable in respect of it unless the Buyer shall give notice to the Seller specifying that matter or circumstance in detail (including, without limitation, the Buyer’s estimate of the amount of such claim) within sixty (60) Business Days after the Buyer) becomes aware of that matter or circumstance. The Seller shall not be liable for any Losses if the Buyer fails to give notice to the Seller as required by this paragraph.

12.2.3	None of the limitations in this Agreement shall apply in relation to any Loss suffered or incurred by the Buyer and/or any of the Targets as a result of gross negligence or willful misconduct of the Seller.

12.2.4	With respect to a Loss incurred or suffered by any Target, but where the compensation for such Loss shall be paid to the Buyer, the Buyer shall be entitled to compensation for the full Loss of the Targets (for the avoidance of any doubt, (i) in a situation where the compensation for such Loss of either Targets shall be paid to said Target, the Target(s) shall be compensated for the full amount of such Loss, or (ii) with respect to a Loss incurred or suffered by the Buyer, the Buyer shall be compensated for the full amount of such Loss).

12.3	Monetary limitations

The liability of the Seller in relation to a breach of the Seller’s Representations and Warranties and the Specific Indemities shall be limited as follows:

12.3.1	the Seller shall not be liable in respect of any Warranty Claim or any Specific Indemnity Claim unless the amount of the damages to which the Buyer would, but for this subparagraph, be entitled as a result of that Warranty Claim or any Specific Indemnity Claim exceeds EUR 100,000, in which case the Buyer shall be entitled to claim the full amount of the Loss;

12.3.2	the Seller shall not be liable in respect of any Warranty Claims or any Specific Indemnity Claims, unless the aggregate of all Warranty Claims and Specific Indemnity Claims (other than the claims disregarded as contemplated by Clause 12.3.1 above) exceeds an amount equal to EUR 1,000,000, in which case the Buyer shall be entitled to claim the full amount of the Loss; and

12.3.3	except for warranties set out in Clause 3 (Shares and Undertakings) of Schedule 3 for which the limit shall be the aggregate of the Final Purchase Price and the EPC Payoff Debt, the maximum aggregate liability of the Seller arising out of or in connection with this Agreement shall not exceed 40% of the aggregate of the Final Purchase Price and the EPC Payoff Debt.

All claims that originate from the same facts or having the same causes shall be deemed as one Warranty Claim and one Specific Indemnity Claim for the purpose of this Agreement.

12.4	Time limitation

12.4.1	Notwithstanding the foregoing the liability of the Seller for:

(i)	without prejudice to points (ii) and (iii) below, any Warranty Claim related to a breach of the Seller’s Representations and Warranties mentioned under Schedule 3 shall be triggered only for Claims notified to the Seller prior to 11:59 p.m. (CET + 1) on the date that is twenty-four (24) months after the date of Closing;

(ii)	Warranty Claim related to a breach of the Fundamental Seller’s Warranties set forth under Schedule 3 – paragraphs 3 (Shares and Undertakings) and 8.5-8.16 (Real Estate – Title) and 8.26-8.34 (Planning and Zoning & Approvals), to the extent regarding the validity of the building permits/ title over construction/ rights over land shall be triggered only for Claims notified to the Seller prior to 11:59 p.m. (CET + 1) on the date that is thirty-six (36) months after the date of Closing, and

(iii)	any Claim related to a breach of the Tax Representations and Warranties or Tax related Specific Indemnities shall be triggered only for Claims notified to the Seller prior to 11:59 p.m. (CET + 1) on the date that is five (5) years as of 1st of July of the year following Closing.

The liability of the Seller towards the Buyer shall cease automatically on the date falling on the term referred to herein above.

12.4.2	The above mentioned terms are conventional time limit terms (in Romanian: “termene de decadere”).

12.5	Conduct of Claims

12.5.1	If a Party incurs a Loss for which it is entitled to indemnification by the other Party in accordance with this Agreement, the Claimant Party shall notify the Defaulting Party and mention the incurred Loss and reasonable details with regard to the act, fact, event or circumstance which triggered the Loss (“Notice of Claim”).

12.5.2	Subject to the provisions of Clause 12.5.1 being observed, the Defaulting Party shall owe and pay to the Claimant Party such amount as set forth in the Notice of Claim, unless the Defaulting Party contests it in writing, giving reasonable details for such contestation, within [60 (sixty)] days from receipt of the Notice of Claim.

12.5.3	In the event that the Defaulting Party duly contests the Notice of Claim within the 60 (sixty) days term, the Parties shall proceed to amicable settlement of the dispute and thereafter, if necessary, to the dispute resolution pursuant to Clause 14.7 hereunder

12.6	Seller’s disclosure

The Parties expressly agree and clarify that the Seller’s liabilities and the indemnification obligation are excluded to the extent that the matter or circumstance giving rise to that claim:

12.6.1	was taken into account or otherwise reflected in the Accounts;

12.6.2	is or arises from any matter or circumstance provided in the Disclosed Information or referred to in the Agreement;

12.6.3	may reasonably be deemed to be in the actual or constructive knowledge of the Buyer, based upon the Disclosed Information; for the purpose of this clause, constructive knowledge shall be deemed to include any act, omission, event or circumstance that a reasonable buyer could reasonably have been expected to have discovered/known based upon the Disclosed Information.

12.7	General Limitations

The Seller shall not be liable for any Claims to the extent such Claim arises or is increased (in this latter case, the Seller’s liability shall not be triggered for the amount corresponding to the increase) if and to the extent that the Claim relates to:

12.7.1	events, facts or circumstances originating after Closing Date;

12.7.2	a change in legislation made after the date of this Agreement or any amendment to or the withdrawal of any written practice previously published by an Authority, including a Tax Authority, in either case occurring after the date of this Agreement, whether or not that change, amendment or withdrawal purports to be effective retrospectively in whole or in part;

12.7.3	any change, after Closing, of the date on which the Targets prepared their accounts or to the bases, methods, principles or policies of accounting of the Targets or any change to the accounts of the Targets caused by the Transaction, except if such change addresses past deviations or breaches of applicable laws and regulations; and

12.7.4	any act or omission of the Targets on or before Closing carried out at the written request of the Buyer or any act or omission of the Buyer or any of its Affiliates after Closing.

12.8	Insurance

The Seller shall not be liable in respect of any Warranty Claim and/or Specific Indemnity Claim to the extent that the amount of such Warranty Claim and/or Specific Indemnity Claim is confirmed by the insurer as covered by any of the Target’s insurance or would have been so covered if the insurance policies in effect at Closing had been maintained after the Closing Date. The Buyer shall not pursue an otherwise valid claim against the Seller with respect to any losses which are recoverable under such insurance policies.

12.9	No double recovery

12.9.1	The Claimant Party is not entitled to recover more than once in respect of the same Loss irrespective of the fact that the respective Loss is the result of a breach of more than one of the representations and warranties and/or covenants under this Agreement. Recovery by any of the Buyer or the Targets shall be considered as full recovery by the Buyer of the Loss against the Seller.

12.9.2	If a Party pays to the other an amount in respect of a Claim (“Claimed Amount”) and the latter subsequently recovers from another person (including but without being limited to any insurers) an amount resulting from the matter giving rise to the Claim (“Recovered Amount”), then such Party shall return to the paying Party an amount equal to the lower of: (i) the Claimed Amount and (ii) the Recovered Amount. The Parties agree that the Recovered Amount shall include the whole amount recovered from another person less reasonable costs incurred for obtaining the Recovered Amount.

12.10	Remedy of breaches

If the matter or circumstance giving rise to a Warranty Claim or a Specific Indemnity Claim is capable of remedy, the Seller shall be liable in respect of that Warranty Claim or of that Specific Indemnity Claim, only if the relevant matter or circumstance is not remedied in full within ninety (90) Business Days after the date on which the Seller is given notice as contemplated in this clause in relation to that matter or circumstance. The Purchaser shall procure that the Seller is given the opportunity within that ninety (90) Business Day period to remedy the relevant matter or circumstance and shall provide, and shall procure that the relevant Target shall provide, all reasonable assistance to the Seller to remedy the relevant matter or circumstance.

12.11	Contingent liabilities

The Seller shall not be liable in respect of any liability which is contingent unless and until such contingent liability becomes an actual liability and is due and payable.

12.12	Third Party Claims

12.12.1	If the Buyer and/or the Target is notified of a claim of a Third Party against the Target or against the Buyer that may lead to a liability by the Seller to the Buyer, respectively the Target, under this Agreement or Applicable Law (hereinafter referred to as “Third Party Claim”), the Buyer shall notify such Third Party Claim to the Seller in writing (giving reasonable details and enclosing the respective communication with the relevant Third Party, if any, as well as any other supporting documentation available to the Buyer, respectively the Target), as soon as possible, but in any case no later than 10 (ten) Business Days from the moment the Target or, if becoming aware earlier, the Buyer, has been notified of such Third Party Claim. The Seller shall not be liable for any Losses if the Buyer fails to give notice to the Seller as required by this paragraph.

12.12.2	The Buyer agrees to and shall procure that the Target will, as applicable, at any time after having notified the Seller of such Third Party Claim:

(i)	provide the Seller and the Seller’s legal counsel with all relevant documents and other information with regard to such Third Party Claim available to the Buyer or the Target; and

(ii)	only if the Seller simultaneously agree to indemnify the Buyer for such matter once the Third Party Claim is finally solved in view of its obligations and liability under this Agreement, if the case will be, if the Seller so requests (i) appoint legal counsel(s) nominated by the Seller at Seller’s own costs to act on behalf of the Buyer or the Target, as the case may be, to conduct the defence against such Third Party Claim, and also, if requested by the Seller, afford the Seller the opportunity to conduct the defence against such Third Party Claim, the Buyer procuring that the relevant Target takes such action to assess, contest, dispute, defend, appeal or compromise the Third Party Claim as the Seller may request and does not make any admission of liability, agreement, settlement or compromise in relation to the Third Party Claim without the prior written approval of the Seller, and (ii) enable the Seller to participate in (in- and out of court) discussions, negotiations for settlement and other communication with the relevant third party regarding the Third Party Claim as well as any Governmental Authority hearings of or otherwise regarding the Third Party Claim.

12.12.3	Should the Seller nominate legal counsel(s) to act on behalf of the Buyer or the Target (as applicable) in the defence of a Third Party Claim:

(i)	the Seller shall keep the Buyer, respectively the Target, informed of the proceedings, including on the strategy to be followed and by communicating all reasonable details and enclosing the relevant documentation of the relevant file, if any, as well as any other supporting documentation available to the Seller, respectively the Target, as soon as possible;

(ii)	the Seller shall not agree to any settlement or compromise of the Third Party Claim which is the subject of proceedings, or agree to any matter in the conduct of such proceedings which may affect the amount of the liability in connection with such Third Party Claim without the prior notification of the Buyer. Furthermore, in no case shall the Seller settle or compromise any pending or threatened Third Party Claim in respect of which indemnification may be sought hereunder (whether or not the Buyer or the Company is an actual or potential party to such legal proceeding) or proceed to any legal action which may result in (x) admission of fact, culpability or a failure to act, by or on behalf of the Buyer or the Company, or (y) any injunctive relief against the Buyer or the Company or that may adversely affect the Buyer or the Company without the prior approval of the Buyer, such approval not to be unreasonably withheld or delayed. If the Buyer does not give its approval, the Seller shall be relieved from any liability under this Agreement with respect to such matter; and

(iii)	the Buyer shall not, and shall procure that the Target does not make any settlement of or concession regarding a Third Party Claim without the prior written consent of the Seller, such approval not to be unreasonably withheld or delayed. To the extent the Seller can prove that it would have had appropriate defense means against the Third Party Claim which, if used, would have resulted in a more favorable outcome to the claim, the Seller shall be relieved from the obligation to bear any costs or any liabilities determined as such by a court or administrative body in excess of the amount payable under the more favorable outcome in relation to said Third Party Claim.

12.12.4	In the event of a Warranty Claim or a Specific Indemnity, the Buyer shall, until the earlier of such time as the Seller shall give any notice as contemplated by paragraph 12.12.2 (ii) and such time as any final compromise, agreement, expert determination or non-appealable decision of a court or tribunal of competent jurisdiction is made in respect of the Third Party Claim or the Third Party Claim is otherwise finally disposed of:

(i)	procure that the relevant Target consults with the Seller, and takes account of the requirements of the Seller, in relation to the conduct of any dispute, defense, compromise or appeal of the Third Party Claim;

(ii)	keep, or procure that the relevant Target keeps, the Seller promptly informed of the progress of the Third Party Claim and provide, or procure that the relevant Target provides, the Seller with copies of all relevant documents and such other information in the Buyer’s or the relevant Target’s possession as may be requested by the Seller; and

(iii)	procure that the relevant Target shall not cease to defend the Third Party Claim or make any admission of liability, agreement or compromise in relation to the Third Party Claim without the prior written consent of the Seller.

12.12.5	In the event that following Closing non-routine investigations or audits are performed or envisaged to be performed by the Tax Public Authorities with regard to the Targets, in connection to any and all declarations, returns, reports, statements or any kind of information for the period up to the Closing Date, the Buyer shall inform promptly the Seller about the envisaged commencement of these Tax audits or investigations not later than five (5) Business Days from the moment the relevant Target is notified in writing of this. To the extent permitted by law, the Buyer undertakes to accept Seller’s representatives to be present during such investigations or audits in order to provide any assistance to and explanations required by the relevant authorities and to assess any liability arising out of any form of possible Taxation (directly or indirectly), that shall be established, calculated by the Tax Public Authorities and owed by the relevant Target following such audit or investigations. However, the Parties acknowledge that the provisions of this Clause 12.1211.6 shall not apply to Tax related Claims, in which case the Buyer and/ or the Company shall always assume the defense.

12.13	Mitigation

The Buyer shall procure that all reasonable necessary steps are taken and all reasonable assistance is given to avoid or mitigate any Losses which in the absence of mitigation might give rise to a liability in respect of any Warranty Claim or Specific Indemnity under this Agreement.

Nothing in this Agreement shall be deemed to relieve the Buyer from any duty to mitigate any Loss or damage incurred by it as a result of any of Seller’s Representations and Warranties being untrue or misleading.

12.14	Tax benefit

The amount of any liability of the Seller to the Buyer pursuant to this Agreement shall be reduced by any amount equal to the Tax benefit which the Buyer and/or any of the Targets directly have enjoyed in relation to the matter which is the subject of the Warranty Claim and/or Specific Indemnity Claim.

12.15	On sales

The Seller shall have no liability in respect of any Warranty Claim or Specific Indemnity Claim arising out of a matter or circumstance affecting any of the Targets if the notice given under this Clause 12 in relation to the relevant matter or circumstance is given at a time when the relevant Target has ceased to be owned by the Buyer or any Affiliate or company within Buyer’s Group.

13	TERMINATION OF THE AGREEMENT

13.1	This Agreement may be terminated in accordance with Clauses 6.2.8, 6.2.9and 8.1.1 or by mutual consent of the Parties.

13.2	In the event that Closing does not occur for reasons attributable solely to the Buyer, respectively if the Buyer unduly withdraws from the transaction by not showing up at Closing and fulfilling its obligations at and in view of the Closing despite having been requested by the Seller to do so and all Conditions Precedent being fulfilled, then the Buyer shall pay to the Seller a break-up penalty amounting to EUR 200,000 plus the reasonable expenses incurred by the Seller with legal, tax and financial advisers as well as any other specialists contracted for the purpose of the Transaction. This clause shall be considered penalty clause (in Romanian ‘‘clauza penala’’) in accordance with the Romanian Civil Code, the Seller having no obligation to prove any damage for the payment of this penalty and the amount being mandatory to be paid within maximum fifteen (15) calendar days from Seller’s notification to the Buyer in this respect, without any other formality or court intervention.

13.3	Without prejudice to Clause 13.2, upon termination of this Agreement, the Parties shall no longer have any liability or obligations towards the others in respect to the Transaction, except as necessary in order to revert any actions taken based on such until that time and except for liabilities deriving from fraud, willful misconduct or gross negligence.

13.4	For the avoidance of doubt, the termination of this Agreement (whether in whole or in part and howsoever effected) shall be without prejudice to any accrued rights or obligations of the Parties up to the date of termination.

14	GENERAL

14.1	Whole Agreement

This Agreement, its schedules and other documents and certificates delivered pursuant to the terms hereof, set forth the entire agreement and understanding of the Parties with respect to the subject matter contained herein and supersede all prior agreements, promises, covenants, arrangements, communications, warranties, whether oral or written, by any officer, director, employee or representative of either Party.

14.2	Assignment

Except for a transfer by the Buyer to any of their respective Affiliates no Party may transfer or assign any of its rights or obligations pursuant to this Agreement, unless duly agreed in writing in advance by the other Party. The Seller hereby grants its express consent with respect to the transfer of this Agreement towards any Affiliate(s) of the Buyer subject to simple notice being sent to the Seller.

14.3	Waiver

The Parties agree that:

14.3.1	Except as expressly provided hereunder, no waiver of any right provided herein shall be effective unless the same is issued in writing, and such waiver shall be effective only with respect to the specific instance, for the purpose for which the same is given, and such waiver shall not operate as a waiver of any other provision of this Agreement or of any future application of the provision so waived.

14.3.2	Except as specifically provided in this Agreement, no failure or delay by any of the Parties to exercise any right or privilege under this Agreement will operate as a waiver thereof. Unless the Parties expressly agree otherwise, no extension of time for the performance of any obligation or act hereunder shall be deemed to be an extension of time for the performance of any other obligation or act.

14.3.3	Except otherwise agreed herein, no single or partial exercise of any right under this Agreement will preclude any other simultaneous or further exercise thereof or the exercise of any other right by the respective Party hereunder.

14.4	Further Assurance

Each of the Seller and the Buyer shall perform (or procure the performance of) all further acts and things, and execute and deliver (or procure the execution and delivery of) such further documents, as may be required by law or as may be necessary or reasonably required by the Parties to implement and give effect to this Agreement or as may be needed in order to revoke or reverse the publication of the resolution taken by the sole shareholder of the Targets approving the sale of all the Shares towards the Buyer (referred to in Sub-clause 6.1.5) in case the Closing does not occur in accordance with the provisions of this Agreement.

14.5	Variation

No amendment of this Agreement (or of any of the documents referred to in this Agreement) shall be valid unless it is in writing and signed by or on behalf of each of the parties to it, except for unilateral documents issued according to this Agreement which may not be amended without the consent of the other benefitting Parties.

14.6	Severability

Each of the provisions of this Agreement is severable. If any provision is held to be or becomes invalid or unenforceable in any respect under the laws of any jurisdiction it shall have no effect in that respect and the Parties shall use all reasonable endeavors to replace it by a valid and enforceable substitute provision the effect of which is as close to the intended effect as possible.

14.7	Governing Law and Jurisdiction

14.7.1	This Agreement shall be governed by, and construed in accordance with the laws of Romania.

14.7.2	Any disputes arising under, from or in relation to this Agreement shall be settled by a Romanian competent court of law seated in Bucharest.

14.8	Fees and Expenses

Each Party shall bear its own fees, costs and expenses due to the preparation, negotiation, execution and closing hereof, including, but not limited to, all fees and expenses related to any agents, representatives, attorneys-in-fact, accountants, mediators, investment banks and other advisers.

14.9	Specific Performance

Except as otherwise provided herein, the Parties agree that damages may not be an adequate remedy for the Buyer with respect to any breach by the Seller of their respective obligations hereunder and accordingly that specific performance shall be available as a remedy to the Buyer in the event of default or breach of this Agreement by the Seller.

15	CONFIDENTIAL INFORMATION

15.1	As used in this Agreement, “Party Confidential Information” shall mean and encompass all information and data that are entrepreneurs’ confidential information including technical, commercial, financial, legal or any other nature and information about strategy or idea that is already implemented or shall be implemented in the future whether written or oral. In addition, “Transaction Confidential Information” shall mean the terms and conditions of this Agreement and any ancillary documents and/or information regarding the Transactions (shared/common ownership by the Parties). Party Confidential Information and Transaction Confidential Information are herein referred to together as “Confidential Information”.

15.2	A Party shall not disclose to anyone any Confidential Information belonging to the other Party or shared by the Parties, without the prior written consent of the other Party provided, however, that subject to Clause 15.3 below, the Confidential Information may be disclosed without such prior written consent (i) to members of its corporate bodies, representatives, employees, as well as legal and financial advisors or proxies to the extent they require knowledge thereof for the purposes of due and proper fulfillment of their respective duties, or (ii) as required by Applicable law or pursuant to any request by a Authority. It is understood that such members of the corporate bodies, representatives, employees and legal and financial advisors or proxies shall be informed by the relevant Party of the confidential nature of such information and shall be obligated to treat such information as confidential. A Party shall be liable for any breach of confidentiality by members of its corporate bodies, representatives, employees and legal and financial professional advisors or proxies.

15.3	Information that (i) is or becomes available in the public domain through no fault of the Party; or (ii) is not acquired by the Party from sources in breach of an obligation of confidentiality, shall not be deemed the Confidential Information.

15.4	In the event that a Party is obligated to disclose all or a piece of the Confidential Information pursuant to the mandatory provisions of law to the entitled authorities, such Party agrees to (i) immediately notify the other Party of the existence, terms and circumstances surrounding such obligation, to the extent permitted by law (ii) consult with the other Party on the advisability of taking legally available steps to resist or narrow such obligation, and (iii) if disclosure of such Confidential Information is required or deemed advisable, at request of the other Party, exercise its best efforts to obtain a reliable assurance that confidential treatment will be accorded to the Confidential Information to be disclosed, as aforesaid. Disclosure of all or a piece of the Confidential Information pursuant to the provisions of this section shall not be deemed as a breach of this Agreement.

15.5	Any public announcements or statements regarding the negotiations in connection with the purposes specified in this Agreement shall be made either: (i) jointly by the Buyer and the Seller or (ii) in case of announcements or statements to be made by one of the Parties, upon prior written consent of the Buyer and the Seller; such consent shall not be unreasonably withheld.

15.6	Without prejudice to the right of the Seller and its Affiliates to continue to have access and use the Confidential Information regarding the Targets that are in its possession as of the Closing Date to the extent imposed in accordance with the Applicable Law and their internal regulations and procedures, the Parties acknowledge that the Confidential Information pertaining to the Targets shall constitute Confidential Information belonging to the Buyer following Closing and to the Seller prior to Closing.

15.7	The obligations of the Parties under this Clause 15 expire after the lapse of 3 (three) years from the Closing Date.

16	NOTICES. PROCEDURAL ASPECTS

16.1	All notifications and communications addressed to any Party shall be made in writing in English language and will be either: (i) personally delivered, (ii) transmitted by facsimile or email, (iii) transmitted by registered mail, or (iv) transmitted by courier, to the addresses specified hereunder or to another address beforehand indicated in compliance with the provisions set out in this Clause.

name: Alternus Energy Group Plc address: Suite 11, Plaza 212, Blanchardstown Corporate Park 2, Blanchardstown, Dublin 15 fax: email: td@alternusenergy.com Attention of: Taliesin Durant	name: Renesola Austria address: Renesola Engineering International GmbH Bayerngasse 1/1-3, 1030 Vienna fax: email: dawid.badaczewski@renesola.at Attention of: Dawid Badaczewski or to such other addresses and/or numbers as a party may by notice to the other party expressly substitute; and

16.2	Notifications will be considered received by the Party to which they are addressed: (i) on the day of delivery, if the notification was personally delivered or by courier or (ii) on the date of the email or fax transmission if transmitted until 18.00 (EET) or on the next Business Day if transmitted after 18.00 (EET), with confirmation of transmission by the transmitting equipment – in the case of transmissions by fax or email or (iii) when the receipt confirmation is signed – for registered mail transmissions.

17	LEGAL ADVICE

Each Party to this Agreement confirms it has received independent legal advice relating to all the matters provided for in this Agreement, including the provisions of this Clause and it has negotiated, understands and agrees to its rights and obligations under this Agreement, and more specifically the Clauses regarding (a) limitation of liability, including those stipulated under Clauses 10.1, and Clause 12 and the provisions of Schedules 3 and 4 hereto, (b) termination of this Agreement, including under Clause6.2.8, 6.2.9, 8.1.1, 13, (c) purchase price and payments including under Clauses 3 and 8.1, (d) loss of rights or loss of the benefit of any term including under Clause 12 and Clause 10, (e) limitation of the right to invoke any exceptions including under Clauses 14.3, (f) choice of applicable law and dispute resolution including under Clause 14.7. This Agreement is the result of the negotiation of the Parties and no rule construing ambiguities against a drafting party shall apply.

18	NEGOTIATIONS AND ACCEPTANCE

18.1	The Parties hereby confirm that:

(a)	they have reviewed and understood the provisions of this Agreement and other Transaction Documents and they agree with the terms thereof;

(b)	they have independently decided to enter into this Agreement, on the basis of their own assessment or, where it has considered necessary, based on the legal, financial or technical expertise of external independent consultants selected by it;

(c)	they are capable of understanding (each by itself or assisted by any consultants that it has considered necessary) and understand and accept the contents of all the (internal and external) Clauses and all the rights and obligations it undertakes through this Agreement;

(d)	each Clause of this Agreement has been negotiated by or on behalf of the Parties (for the purpose of this Clause “negotiation” meaning both the exchange of proposals between parties which has resulted in a final agreement in relation to certain clauses, and the unconditional acceptance by a party of the Clauses proposed by the other party); the Parties explicitly represent that they understand and accept each and all unusual standard Clauses according to Article 1203 of the Civil Code from this agreement; and

(e)	for the purpose of Article 1202 and Article 1203 of the Civil Code, the Parties expressly accept and acknowledge each and all Clauses of this Agreement, including, without limitation, the Clauses referred to in Clause 17.

18.2	Each Party hereby assumes the risk of change of the circumstances under which this Agreement is entered into, in accordance with Article 1,271 para. 3 lett. (c) of the Civil Code, and hereby waive any right to raise defenses based on hardship (in Romanian: impreviziune).

This Agreement has been negotiated in the English language and may be executed in any number of counterparts, each of which will be an original as regards any party whose signature appears thereon and all of which together will constitute one and the same instrument. This Agreement will become binding when one or more counterparts hereof, individually or taken together will bear the signature of all parties hereto.

List of Schedules

Schedule no. 1.1 – Definitions

Schedule no. 1.2 – Interpretation

Schedule no. 2 – Conduct between Signing and Closing

Schedule no. 3 – Seller’s Representations and Warranties

Schedule no. 4 – Buyers’ Representations and Warranties

Schedule no. 5 - Closing Acknowledgment

Schedule no. 6 – Short Form Transfer Agreement

Schedule no. 7 – Disclosure Letter

Schedule no. 8.1 – Permitted Leakage

Schedule no. 8.2 –Leakage

Schedule no. 9 - Data Room Index

Schedule no 10 – Shares and Assets Encumbrances

This Agreement is signed on 22 December 2020 by duly authorized representatives of the Parties.

[Execution page follows]

SIGNATORIES

Seller:

Renesola New Energy S.A.R.L.

Name: KE CHEN

Position: Director

Buyer

Solis Bond Company Designated Activity Company

Name: Vincent Browne

Position: Director

Guarantor

Alternus Energy Group Plc

Name: Vincent Browne

Position: Director